Filed by NATCO Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NATCO Group Inc.
Commission File No.: 001-15603

Transition Times

Volume Three: September 2009

Official transition newsletter for NATCO employees

Highlights, on the progress of the acquisition. Again, we take the opportunity to thank all our employees who are engaged tirelessly in this process with their time and contributions, whether it is through participating in the site surveys, completing the cultural assessments questionnaires, facilitating communications between the two organizations, or any other area.

We commence this issue by touching briefly on the proposed branding initiatives, namely, brand and product names; updates on the site visits and the cultural assessments undertaken recently; and an open enrollment preview. Finally, we provide a snapshot of Cameron’s Flow Control division, and include the Q&A section dealing with some pertinent topics.

Please take some time to peruse the newsletter, and do not hesitate to access the Cameron site www.welcometocameron.com which provides many more answers to questions, and where you have the ability to submit your questions, as well.

John Clarke

Chairman of the Board President,

& Chief Executive Officer

Patrick McCarthy

Chief Operating Executive

Officer and Director

Branding

Cameron is a company built on a legacy of strong, reputable brand names, each with significant brand equity. As an example, the name AJAX® goes back to 1877; and others such as WKM®, DEMCO® and ORBIT® were powerful brand names when they were acquired by Cameron and remain so today.

Cameron also provides product focus by grouping brand names and products into functional groups, or divisions. By doing this, each division can focus on its specific set of customers, technologies and unique needs. That is why, after the acquisition is complete:

•	Most of NATCO™ will join PETRECO® and Cameron’s Subsea Processing team to become the Process Systems division within Cameron’s Drilling and Production Systems group;

•	TEST™ Automation & Controls will join the Flow Control division; and

•	Linco Measurement and TEST™ Process Analytical – formerly Process Analytical Applications, Inc. (PAAI) – will join the Measurement Systems division.

Within each division, there are numerous brand names – PETRECO®, NATCO®, WEMCO™ and NUFLO™ to name a few that will continue to bring value at the products level in the markets we serve. However, no matter which division, all address the market under the name “Cameron” and adhere to a formal Corporate Identity Program.

Cameron maintains a commitment to supporting and maintaining its well-recognized brand names. This commitment will continue for the NATCO brands. However, there may be some changes. For example:

•

The Cameron logo is the only logo which will appear on facility signs, business cards etc. Division names, such as Process Systems, will appear along with the Cameron logo as a division identifier just as Drilling Systems and Subsea Systems identify their individual Cameron operating divisions now.

•

On literature, the cover will have the Cameron logo, the division identifier and the title of the brochure. References on the inside of the brochure will use the brand names in type format. For example: The title of a brochure could be “LEDEEN Valve Actuators” and an inside reference might read “Cameron’s LEDEEN actuators are the best”. Notice the capitalization of the brand name.

•

Similarly, both PETRECO and NATCO product names will retain their association with their origin at the products level. For example, PETRECO® WEMCO™ Dual-Cell Depurator and NATCO® Cynara® CO2 Membrane are products which will use the PETRECO and NATCO brand names.

As the acquisition draws closer, we will be providing you with additional information on the timing and details associated with our new branding program.

Open Enrollment Preview*

A number of benefits questions are being asked during the site visits, many of which will be answered during open enrollment. As soon as possible after the deal closes, NATCO employees will move to Cameron benefit plans. This will provide access to Cameron’s enhanced 401(k) and retirement plans and to the full spectrum of health and wellness benefits as quickly as possible.

* US Only

As soon as the deal closes, you will receive information about Cameron benefits, and when and how enrollment in the Cameron plans will happen. If the deal closes by early 4th quarter, you will receive enrollment information immediately for a January 1, 2010 effective date. A later close date will likely create the need to postpone transition to Cameron benefits to a date beyond January 1.

Regardless of the timing of the transition, be assured that you will not have a lapse in coverage, and Cameron Human Resources staff will insure that all NATCO employees receive all the information and support they need to make informed choices regarding their benefits.

Change Network Update

The change network was introduced in the last Transition Times as a way for employees to provide feedback on how well news is getting out, how people are feeling and what questions and issues need to be addressed. Here’s an update:

1.	NATCO and Cameron business leaders who will be participating in the change network have been through onboarding sessions to prepare for their roles.

2.	Change agents have been identified in both NATCO and Cameron. These change agents represent a variety of functions and levels in the organization.

3.	Onboarding sessions are being scheduled to onboard change agents.

4.	Business leaders and change agents will meet on a biweekly basis, either face-to-face or on Live Meeting conference calls.

Culture Assessment Update

Thanks to everyone that contributed to the strong (48%) participation in the online survey that closed last Thursday (9/10/09). The survey results will help us:

•	better understand the cultures (“how things work”) of Cameron, NATCO and organizations within them; and

•	identify related opportunities and risks related to integrating the organizations.

The survey data is currently being analyzed and feedback will be provided to senior management and to the Integration Teams. Senior management will then determine the best methods for getting these results out to you.

Site Visits Update

Cameron and NATCO management are in the process of conducting site visits at the following NATCO facilities, providing employees with updates on the acquisition and opportunities to ask questions and share concerns:

•	Calgary, Canada (complete)	•	Casper, Wyoming (complete)

•	Electra, Texas (complete)	•	Harvey, Louisiana (complete)

•	Kuala Lumpur, Malaysia	•	Magnolia, Texas (complete)

•	New Iberia, Louisiana (complete)	•	Odessa/Midland, Texas

•	Tokyo, Japan	•	Vernal, Utah (complete)
•	Williston, North Dakota

Note: Site visits in regions not listed here are still being planned.

Cameron Flow Control Division Overview

•	Established in 2004	•	Headquartered in Houston, TX

•	Including 11 world-class facilities	•	610 Employees

•	3 of which are aftermarket actuation and control centers

•	Product Portfolio

•	Surface and subsea	•	Gears
	chokes	•	Partial Stroke devices,
•	Quarter-turn and linear	•	Safety systems
actuators

•	Market Sectors: Oil & Gas

•	Channels to Market

•	32 Direct Sales members	•	Distribution
	located around the globe	•	Agents and Sales Reps
•	Product Managers

Technology and Product Overview

Cameron’s Flow Control division is focused on flow control technology, the worldwide supply of drilling and production chokes, gate valve and ball valve actuators, and gears.

Organizational Overview

For leading oil and gas and process businesses, Cameron is the flow equipment expert focused on raising your performance with trusted flow control equipment and resourceful solutions that solve your problems in the field – quickly, creatively, reliably and correctly – Upstream to downstream – Onshore, platform or subsea, through our global manufacturing, sales and service networks, market leadership and solid execution.

It starts with a legacy of world-class choke and actuator products that raise reliability. Cameron’s Flow Control division markets surface and subsea chokes, quarter-turn and linear actuators, gears, Partial Stroke devices, and safety systems under the CAMERON® , WILLIS®, DYNATORQUE®, MAXTORQUE® , AND LEDEEN™ proven brand names.

It continues by responding to your project needs. Working to apply practical, technical know-how to engineer and adapt flow control products to the most difficult challenges – for precision control solutions. And we keep raising performance, through Cameron’s CAMSERV aftermarket network, with the industry’s largest global reach and most comprehensive life-of-asset experience.

www.c-a-m.com/flowcontrol

Independent Companies Reminder

While the Integration Teams are busy planning for the acquisition, it is important to remember that until closing, the two companies remain separate entities and must continue to act accordingly. For further guidance on what conduct is and is not permissible during the pre-closing period, please consult the “Rules of the Road” document posted on the Welcome to Cameron website.

Stay Tuned…

Upcoming Transition Times will include:

•	additional details about the structure of the new organization;

•	updates on ongoing change management activities;

•	additional NATCO organizational information;

•	Human Resources information (including global updates);

•	additional branding and marketing and transition information;

•	IT systems announcements;

•	operational transition plans – such as office moves.

The NATCO Integration Team

Q&A

Q:	Where will the new organization be headquartered?

A:	Both NATCO and Petreco are headquartered in Houston, Texas. The combined division will be located in a single location, subject to space planning requirements.

Q:	What is the current IT infrastructure in Canada? Does Cameron have an in house IT infrastructure or are the IT requirements handled by a third party?

A:	Cameron’s IT infrastructure is managed centrally from Houston, which includes corporate data centers for enterprise systems, networks, and phone systems. Local operations in Canada will manage local site requirements, including local data centers and servers, local network issues, desktops, etc.

Q:	You have multiple facilities how are they maintained? Do you sub out the maintenance or do you have an in house facilities group? If your group is in house how many employees are dedicated to this effort?

A:	At each of our global facilities, different arrangements are in place to handle facilities management.

Q:	How many employees does Petreco consist of?

A:	As of the end of May, Petreco had 277 employees.

Q:	How will the new merger affect Cameron stock market shares? (or NATCO stocks?)

A:	NATCO Shareholders will receive 1.185 shares of Cameron common stock (NYSE: CAM) for each share of NATCO common stock (NYSE:NTG) upon the effective date of the merger. NATCO stock will cease to exist.

We cannot, of course, predict the effect on the price of Cameron’s stock. Factors that may affect Cameron’s financial condition and future results are included on pages 39 to 42 of Cameron’s 2008 Annual Report to Stockholders. A copy of this report may be found under the Investor Relations section of Cameron’s website at

www.c-a-m.com.

Q:	Looking at the Cameron and NATCO capabilities it is pretty obvious there is a lot of complimentary capability that can add value, growth and development from both sides here. Being through mergers like this in the past and having experience with it, it was critical to have teams working on identifying and implementing complimentary capabilities at different levels. Is there a plan for something similar here?

A:	Integration teams have been formed and are working on developing plans for the implementation of the merger once it closes. It is important to remember, however, that until the merger is completed, the two companies remain separate entities and must continue to operate independently of each other.

Q:	Does Cameron have a leadership and development program in place for its employees?

A:	Cameron has a number of Leadership and Development programs that it makes available to their employees.

Cameron also has an on-line skills development program.

Q:	How will this impact NATCO’s R&D department and the planned move to Houston?

A:	Until the merger is effective, the two companies must remain separate entities and each company should continue to operate independently of each other; therefore, we are unable to provide comment on the impact of the merger in this regard.

Q:	With regard to “...overlapping support functions” as they are being called what is the model that is going to be used to determine reductions in force? Is the model going to be Cameron employee’s over NATCO employees? If not will the transition team in the review of both organizations and their overlapping roles and responsibilities look individually at experience, expertise, performance and of course salary and base it on a case by case basis who is reduced on whichever side of the acquisition?

A:	Positions in the new Petreco/NATCO combined organization as well as any corporate positions will be filled based on each individual’s skills, knowledge and experience. The bottom line is we need the strongest team available to us, regardless of where individual team members come from. Integration teams have been formed and are working on developing plans for the implementation of the merger once it closes.

Q:	I am under the impression Cameron does not execute major projects (> $100MM) and its revenue comes mostly from sales of large quantities of valves, compressors, etc. What is the sale price of the largest project Cameron has delivered? Also, how is the project department organized? Functional, Matrix or Projectized?

A:	Most of Cameron’s Divisions handle major projects. As an example, within our Subsea Division, we were awarded during 2008 two separate subsea projects off the West African coast, one in excess of $600 million and the other in excess of $800 million. Dedicated project teams operate within each DPS business.

Please continue to submit your questions on the CAMERON/NATCO integration through the Cameron website http://www.welcometocameron.com/documents.cfm or to Charlotte Strachan – cstrachan@natco-us.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, on July 20, 2009, Cameron filed with the SEC a Registration Statement on Form S-4, includes a preliminary prospectus of Cameron and a preliminary proxy statement of NATCO. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to NATCO stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING CAMERON, NATCO, AND THE MERGER. Investors and security holders of Cameron and NATCO may obtain a free copy of the Registration Statement on Form S-4, the preliminary proxy statement and any other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The Registration Statement on Form S-4, the preliminary proxy statement and any other related documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may be, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger may be found in the preliminary proxy statement/prospectus included in Cameron’s Registration Statement on Form S-4 filed with the SEC on July 20, 2009. You can find information about NATCO’s executive officers and directors in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO at the website address noted above.